UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42832

Klarna Group plc
(Translation of Registrant’s Name into English)

10 York Road
London SE1 7ND
United Kingdom
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 18, 2025, Klarna Group plc (the “Company”) issued an earnings release for the three- and nine-month periods ended September 30, 2025, which is furnished herewith as Exhibit 99.1, and issued a press release announcing the Company’s third quarter 2025 financial results and business update, which is furnished herewith as Exhibit 99.2. In addition, the Company is furnishing a spreadsheet containing select historical financial results in a tabular format as Exhibit 99.3.

EXHIBITS
The following exhibits are attached:

Exhibit No.	Description
99.1	Earnings release for the three- and nine-month periods ended September 30, 2025

99.2	Press release

99.3	Select historical financial results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLARNA GROUP PLC

Date: November 18, 2025	By:	/s/ Niclas Neglen
Name: Niclas Neglen Title: Chief Finance Officer